American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600
Tel: (+86) 539-7318818

April 5, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Anne Nguyen Parker
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

American Lorain Corporation
Registration Statement on Form S-3
Filed January 29, 2010
File No. 333-164605

Dear Ms. Parker:

On behalf of American Lorain Corporation ("we" or the "Company"), we respond as follows to the Staff’s comment letter dated February 19, 2010 relating to the above-captioned registration statement on Form S-3. Captions and page references herein correspond to those set forth in the registration statement (the "prospectus"), unless otherwise specified. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form S-3

General

1.

In your Item 5.02 Form 8-K filed on September 22, 2009, you disclose that Xiandong Zhou, president of your company, resigned effective September 14, 2009. According to General Instruction B.1 of Form 8-K, this report was required to be filed within four business days after occurrence of the event. However, this report was not filed until September 22, 2009. As such, your report does not appear timely filed in accordance with the Registrant Requirement of I.A.3(b) of Form S-3. Please advise.

We believe that we have complied with the Registrant Requirement of I.A.3(b) of Form S-3 and that the Form 8-K filed on September 22, 2009 was timely. Xiandong Zhou was our former president, whose employment in his capacity as our president was terminated in November 2008 upon his resignation from that position. From the date of his resignation until September 14, 2009, Mr. Zhou was employed by us as a non-executive employee.

American Lorain Corporation
April 5, 2010

On September 14, 2009, three days before we restructured our management, including the appointment of Mr. Chen as our president and Ms. Tseng as secretary, and the appointment of new members of our board of directors, Mr. Zhou resigned from the Company. His resignation was not required to be reported on Form 8-K because Mr. Zhou was not an executive officer of the Company at that time.

We failed to timely report Mr. Zhou’s resignation on a Form 8-K in November 2008. Instead, upon discovering our error, we disclosed his resignation on April 29, 2009 in Item 9B of our Form 10-K/A pursuant to the instructions to such item. Because our obligation to disclose Mr. Zhou’s resignation occurred more than twelve months ago and no event has occurred during the past twelve months for which we did not make a timely filing, we believe that we are in compliance with the Registrant Requirement of I.A.3(b) of Form S-3.

Incorporation of Certain Information by Reference, page 16

2.

Please revise to indicate the correct file number for the documents you are incorporating by reference, which number is 000-31619.

We have revised the prospectus to indicate the file number of our Annual Report on Form 10-K for the year ended December 31, 2009, which was filed on March 29, 2010.

3.

Please revise to provide the correct date on which your Form 10-Q for the quarter ended September 30, 2009 was filed, i.e. November 13, 2009.

We have revised the prospectus to indicate the file number of our Annual Report on Form 10-K for the year ended December 31, 2009, which was filed on March 29, 2010.

Signatures

4.

Please amend your filing to certify that you have reasonable grounds to believe that you meet all of the requirements for filing on Form S-3.

We have amended our prospectus to certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3.

Part II. Information Not Required in Prospectus

Item 16. Exhibits

5.

We note from your exhibit index that you plan to file the form of indenture, exhibit 4.4, by post-effective amendment or with a future Exchange Act report. Please note that the form of indenture must be filed prior to effectiveness so that it may be qualified, as required by Section 309(a) of the Trust Indenture Act. Please file the form of indenture with a pre-effective amendment.

We have amended our prospectus to remove any reference to the registration of debt securities. Consequently, our amended prospectus will not contain a form of indenture.

American Lorain Corporation
April 5, 2010

6.

Similarly, please file legal opinions covering all securities included in the registration statement in a pre-effective amendment. See Item 601(b)(5) of Regulation S-K.

We will amend our prospectus to include legal opinions covering all securities included therein.

Item 17. Undertakings

7.

Please explain why you have included the undertaking provided by Item 512(i) of Regulation S-K.

We have amended our prospectus to remove the undertaking provided by Item 512(i) of Regulation S-K.

Form 10-K for Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

8.

Please revise the introductory language to paragraph 4 to include management’s responsibility for maintaining internal control over financial reporting. See Item 601(b)(31)(i) of Regulation S-K.

We have amended our Form 10-K to revise the introductory language to paragraph 4 of Exhibits 31.1 and 31.2 to include management’s responsibility for maintaining internal control over financial reporting.

American Lorain Corporation
April 5, 2010

Pursuant to the staff’s request, we hereby acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Si Chen
Si Chen
Chairman and Chief Executive Officer

cc:

Christopher S. Auguste, Esq.
Bill Huo, Esq.